Correspondence Filing VIA EDGAR

August 9, 2010

Ms. Alison White

Senior Counsel, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

RE:         Integrity Life Insurance Company (“Integrity”)

Separate Account I of Integrity Life Insurance Company

Response to SEC comments on Initial Registration Statement on N-4

File Numbers 333-166995 and 811-04844

National Integrity Life Insurance Company (“National Integrity”)

Separate Account I of National Integrity Life Insurance Company

Response to SEC comments on Initial Registration Statement on N-4

File Numbers 333-167372 and 811-04846

Dear Ms. White:

This letter is in response to comments from the Securities and Exchange Commission (Commission) staff (Staff) dated July 12, 2010 on the above-referenced registration statements.  The Staff’s comments are restated below and each one has been addressed.  Please note that although the page numbers refer to the Integrity registration statement, the comments and our responses apply to both the Integrity and National Integrity registration statements.  Pre-effective amendment number one to the Integrity registration statement (file no. 333-166995) has been filed on the same day as this correspondence and reflects our responses to the Staff’s comments, as applicable.  A copy of the filing is enclosed, with redlined changes, for your convenience.  All changes made to the Integrity registration statement will also be made to the National Integrity registration statement (file no. 333-167372) after the Staff’s comments are resolved.

1.     General

a.     Supplementally, please explain how the investment of a subaccount in shares of a single unrelated ETF would be in compliance with §12 of the Investment Company Act of 1940.

There are two independent bases for a subaccount to invest in a single unrelated ETF in compliance with §12(d) of the Investment Company Act of 1940, as amended (the “Act”).  First, §12(d)(1)(E) permits a subaccount to invest all its assets in a single underlying investment company subject to certain conditions. Registrants intend to comply with all the conditions in §12(d)(1)(E) which, as you know, is the provision generally relied upon by subaccounts of insurance company separate accounts to invest all their assets in shares of an identified underlying investment company.  Second, each subaccount intends to invest in Exchange Traded Funds (ETFs), which themselves have received exemptive relief from §12(d) to permit sales of ETF shares to other investment companies in amounts beyond the limits in §12(d).  See, for example, Vanguard Index funds, et al., Investment Company Act Release No. 27386 (May 3, 2006) and iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003).

b.     Please advise whether, in addition to ETF shares, the separate account will hold cash or other instruments, and, if so, why such instruments are appropriate and permissible holdings for a registered separate account investing in a single mutual fund.

The separate account will hold the ETF shares and will not hold cash or other instruments.  All dividends and capital gain distributions of the underlying ETFs will be automatically reinvested.  The separate account will take into account the per share amount of any declared dividends and capital gains in determining the net investment factor so that the unit values are is not unfairly diluted or inflated.  This method is used by other separate accounts issuing variable annuities investing in retail mutual funds.  See for example, Genworth Life & Annuity VA Separate Account 4, file number 333-149595; Merrill Lynch Life Variable Annuity Separate Account D, file number 333-119364; and Nationwide Variable Account, file number 333-80481.

2.              Cover Page, page 2

a.              Please supplementally explain to the staff in writing what it is you are patenting.

We have filed only a provisional patent at this time, which will be replaced by a utility patent application within the time frame allowed under the laws governing United States patents.  Currently, the content of that utility patent application is not complete.  The business process patent being sought relates to the computer systems used in the process described in 1b. above.  The content of the utility patent is an important trade secret of Integrity and its affiliates, however, and we are unable to provide further details at this time.

b.     Please disclose why an individual would want to purchase this variable annuity vs. a variable annuity that does not invest directly in ETFs.  Also, please disclose why an individual would want to purchase ETFs through a variable annuity contract held in his or her IRA vs. directly through the IRA.

An individual would want to purchase this variable annuity vs. one that does not invest in ETFs for many reasons, including, but not limited to, that the underlying fund costs are substantially lower than those of virtually all variable annuities on the market today.  An individual would want to purchase ETFs through a variable annuity issued as an IRA vs. directly though the IRA for many reasons, including, but not limited to, that this annuity provides a guaranteed minimum death benefit, access to guaranteed annuitization that can provide income for life and offers an optional living benefit that can provide income for life.

3.              Separate Account Annual Expenses and Deductions and Charges, pages 7 and 18, respectively

Please disclose what the Administrative Charge covers, and consider whether calling it an administrative charge is appropriate and not potentially misleading.

The administration charge covers the cost of administering the contract.  For an insurance company to administer a variable annuity, it must process applications and issue contracts, process customer orders and other requests, make investments, provide regular reports and confirmations to customers, provide reports and updates to regulators, maintain accounting records for each contract owner, administer income payments, furnish accounting and valuation services (including the calculation and monitoring of the daily subaccount values), reconcile and deposit cash receipts, and provide tax and other forms.  These are some of the costs of administration of a variable annuity, which represents a significant part of the charges for all variable annuities.  We have enhanced our disclosure regarding the administration charge.  See page 18 of the prospectus filed with pre-effective amendment number one to the Integrity registration statement.  Also, we have disclosed in the prospectus on page 18 that we intend to make a profit from the separate account charges.  We do not believe that calling the charge an administration charge is inappropriate or potentially misleading in any way, but as always, we remain open to suggestions from the Staff on disclosure.

4.              Account Value and Surrender Value, page 11

Please bold the statement in the third paragraph that “If you take withdrawals (other than the Free Withdrawal Amount or RMD), the contract requires that you have a minimum Account Value of $20,000 remaining after the withdrawal.”  Also, please add, as you do on page 24, that the rule does not apply to contracts with the GLWB Rider.

Done; see page 11 of the prospectus filed with pre-effective amendment number one to the Integrity registration statement.

5.              Subaccounts, page 12

a.              Please disclose whether and how (if applicable) brokerage commissions associated with ETFs will be paid.

The brokerage commissions associated with the ETF trades will be paid indirectly by the insurance company under an arrangement with a third party service provider.  They are included in a proprietary fee arrangement that is based on a percentage of assets invested in the ETFs.  This fee is included in the administration charge; in addition to the discussion of administrative costs referenced in the response to question 3 above, we have added disclosure noting that the administration charge reimburses us for the costs and commissions of investing in the underlying ETFs.  See page 18 of the prospectus filed with pre-effective amendment number one to the Integrity registration statement.  No brokerage costs or commissions are paid directly by the contract owner, separate account or the insurance company.

b.     The beginning of the third sentence in the second paragraph appears to contradict the disclosure in the preceding sentence.  Please clarify.

We have removed the third sentence.  See page 12 of the prospectus filed with pre-effective amendment number one to the Integrity registration statement.

6.              Your Investment Options, page 13

Please bold the sentence stating “[i]f you purchase one of the GLWB Riders, your Investment Options are limited.”

Done; see page 13 of the prospectus filed with pre-effective amendment number one to the Integrity registration statement.

7.              The Fixed Account, page 18

a.              We are unable to locate the disclosure about the Fixed Account and General Account to which you refer.  Please advise or revise.

The entire disclosure is contained in the paragraphs under “Fixed Accounts,” on page 18 of the prospectus.

b.     Please delete the third sentence.

Done; see page 18 of the prospectus filed with pre-effective amendment number one to the Integrity registration statement.

8.              Systematic Transfer Option (STO), page 18

Please disclose where STO premiums are held pending their transfer to the separate account.

We believe this information is disclosed in the first sentence under the heading “Fixed Accounts,” which states: “Our Fixed Account is offered through our General Account.”  The STO is a fixed account offering a fixed rate of interest and is offered through the insurance company’s general account.  For additional clarity, we have added “(a fixed account)” after the first mention of the STO under the Fixed Account section.  See page 18 of the prospectus filed with pre-effective amendment one to the Integrity registration.

9.              Reductions of Separate Account Charges, pages 18-19

We note your statement that you “can reduce or eliminate separate account charges for individuals…[if you] anticipate expense savings.”  Please explain what you mean by this, and why it is acceptable under the Investment Company Act of 1940.  This comment applies to your disclosure under Reduction or Elimination of the Withdrawal Charge on page 19, as well.

Rule 22d-2 under the Act is specifically applicable to variable annuity separate accounts and permits a registered separate account and any insurance company maintaining such an account to, with respect to any variable annuity contracts, units, or participations therein issued by such account, be exempted from Section 22(d) of the Act to the extent necessary to permit the sale of such contracts, units or participations by such persons at prices that reflect variations in the sales load or in any administrative charge or other deductions from the purchase payments, provided that: (a) the prospectus discloses as precisely as possible the amount of the variations and the circumstances, if any, in which such variations shall be available or describes the basis for such variations and the manner in which entitlement shall be determined; and (b) any such variations reflect differences in costs or services and are not unfairly discriminatory against any person.

There are various circumstances, such as sales of multiple contracts to a group of purchasers or sales of contracts with large initial premium payments, in which the insurance company reasonably may anticipate economies of scale in the expenses of selling and servicing the contracts.  These are examples of the types of expense saving that the quoted disclosure is referring to.

While we believe that Rule 22d-2, which was adopted in 1985, fully supports the waiver of charges contemplated by the disclosures, we also note that Sections 26(f) and 27(i) of the Act, read together, would permit these variations so long as the Companies are able to represent, which they have and will, that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

10.       Withdrawal Charge, page 19

a.              Please include an example of how the withdrawal charge is calculated, including how it is “applied to the withdrawal charge amount itself.”

See Addendum 1 to this letter, which contains a detailed example and explanation as requested.

b.     Please disclose, as you do on pages 11 and 24 that if you take withdrawals (other than the Free Withdrawal Amount or RMD or if you have elected the GLWB Rider), the contract requires that you have a minimum Account Value of $20,000 remaining after the withdrawal.

The minimum account value required after a withdrawal is fully disclosed in the prospectus in two conspicuous and logical locations, on pages 11 in the account value section and 24 in the discussion of withdrawals.  We respectfully request not to add this information in the withdrawal charge section because we believe it is clearer, more concise and more consumer-friendly if the withdrawal charge section is limited to a full explanation of the withdrawal charge, including when and how it is applied.  We prefer not to add any information to this section that is not directly related to the mechanics of the withdrawal charge.

11.       Premium Payments, page 21

Please insert a sentence discussing Rule 22c-1(c) of the Investment Company Act of 1940 (the so-called 2 day/5 day rule) directly before the last sentence of the second to last paragraph.

Done; see page 21 of the prospectus filed with pre-effective amendment number one to the Integrity registration statement.

12.       Wire Transfers, page 22

It is unclear why wire transfers are deemed received on the day of transmittal if credited by 3 p.m. Eastern Time instead of 4 p.m. Eastern Time.  Please advise or revise.

This disclosure has been removed.  See page 22 of the prospectus filed with pre-effective amendment number one to the Integrity registration statement.

13.       Free Withdrawal Amount, page 25

a.     Please reconcile the statement that “[y]ou may take your Free Withdrawal Amount each Contract Year without paying a withdrawal charge,” with the statement that “[t]aking your Free Withdrawal Amount will not reduce the total withdrawal charge applicable to your premium”

See Addendum 2 to this letter, which contains an explanation reconciling the two quoted statements, as requested.

b.     Please provide a numeric example illustrating the concept that “[i]f you take a withdrawal or surrender the contract, we will assess any applicable withdrawal charge on the amount of your premiums withdrawn, which are not reduced for any Free Withdrawal Amount you have taken.”

See Addendum 2 to this letter, which also contains a numeric example as requested.

14.       GLWB — Benefit Base, page 30

Please clearly disclose that additional premiums received after the first Contract Year have no impact on the Benefit Base.

Done; see page 30 of the prospectus filed with pre-effective amendment number one to the Integrity registration statement.

15.       GLWB — Other Important Facts About Withdrawals, page 32

Please include a numeric example illustrating how the withdrawal charge may apply.

See Addendum 3 to this letter, which contains a numeric example as requested.

16.       Cancellation and Termination of Rider, page 35

Please clarify in this section what happens with respect to rider and other charges upon termination.

Done; see page 35 of the prospectus filed with pre-effective amendment number one to the Integrity registration statement.

17.       Appendix A — Unit Values, pages 44-51

Please explain how (or whether) brokerage commissions are reflected in the tables.  See comment 5.a. above.

While the units will be indirectly subject to the brokerage commission paid with respect to the ETFs (see response in 5a. above), no specifically allocable brokerage commissions apply to the contract or the units.  The unit values in Appendix A will reflect the full unit value as of 12/31 each year for each unit.  Each unit redeemed on that date would receive the full unit value reflected in the table.

18.       Appendix B — Example #1, pages 52-55

a.              Please define the term Payment Base, or, if correct, change the term to Benefit Base.  The comment applies to Example #2, as well.

The term Payment Base was used by mistake.  We have deleted all references to Payment Base and replaced them with Benefit Base.

b.              Given that current tax rules limit IRA contributions to $5,000 per year, please advise why it is appropriate to show a $10,000 contribution in years 2 and 10.

In addition to the direct annual IRA contributions allowed under the tax rules, rollover contributions or trustee to trustee transfers into an IRA may be made in any amount.

c.               Please advise how the February 10 and October 8 dates were arrived at.  Are these dates the same for all contracts or are they dependent upon the Contract Date?

We selected the February 10th and October 8th dates as dates of contributions and withdrawals to effectively demonstrate the way the GLWB Rider works.  Since contributions and withdrawals may be made throughout the year, we hoped to accurately demonstrate the effect on the contract values by using random dates other than the contract anniversary and January 1st, which are the two key dates in the rider calculations.

d.     It would appear from the chart and footnote (L) that premiums received after the first Contract Year have no impact not just on the Benefit Base, but on the Contract Value, as well.  If this is true, please modify the footnote accordingly and advise why someone would contribute premiums after Year 1.

All premiums received are immediately applied to the account value using the unit value next computed.  For the GLWB examples, we have used hypothetical account values in an effort to reflect market fluctuations between -6% and +6% annually.  In the case of the $10,000 contribution in Contract Year 10, the contribution was applied to the account value, but because the hypothetical account value also reflects market losses, the $10,000 contribution, which was assumed to be made on February 10th for purposes of this example, had declined in value by the Contract Anniversary on June 27th.

The evolution of the hypothetical account value can be seen by tracking the account value from June 27 of year 9 to year 10.  The account value goes from $99,338 to $102,098 throughout the year, an increase of $2,760.  During that Contract Year, there is a $6,004 withdrawal taken on October 8 and a $10,000 premium is applied the following February 10; the premium is $3,996 larger than the withdrawal.  That means the market experience resulted in a downward movement of $1,236 ($3,996 - $2,760) throughout the year.

•	$99,338	Account Value on June 27 of year 9
•	– $6,004	Withdrawal on October 8
•	+$10,000	Premium on February 10
•	– $1,236	Market experience
•	= $102,098	Account Value on June 27 of year 10

19.       Appendix B — Example #2, pages 56-57

a.              The Assumptions state that there is a withdrawal of $20,000 in Year 3, yet the table and footnotes state that the amount withdrawn in Year 3 is $10,000.  Please reconcile.

This was a typographical error.  It has been corrected in the Assumptions.  See page 57 of the prospectus filed with pre-effective amendment number one to the Integrity registration statement.

b.              In footnote (G) you state that the Adjusted Nonguaranteed Amount is the Nonguaranteed Amount multiplied by the greater of 1.0 and the Payment Base ($106,597) divided by the Account Value ($107,299).  Given your disclosure in Part 6, however, shouldn’t the Account Value first be adjusted by the amount of the withdrawal to $106,299 [sic] ($107,299-$10,000)? Please advise or revise.

This entire withdrawal amount of $10,000, which occurred in the third Contract Year, is a nonguaranteed withdrawal because it was taken before the LPA Eligibility Date (the younger covered person had not reached age 60.)  The adjusted nonguaranteed withdrawal amount is the ratio of the Benefit Base to the account value where both values are calculated immediately before the nonguaranteed withdrawal.  As the entire withdrawal is a nonguaranteed withdrawal, none of the withdrawal would be subtracted from either value before the calculation.  The example in Part 6 of the prospectus illustrates a situation where a withdrawal was part LPA and part nonguaranteed withdrawal.

20.       Item 32, Part C, page 12

Please revise your §26(f) representation to specifically name the insurance company.

Done; see Part C, page 12 filed with Integrity registration statement pre-effective amendment 1.

We trust these responses address the Staff’s questions and we look forward to hearing from you.  Please note that Integrity and National Integrity are preparing to launch the VAROOM variable annuity on November 1, 2010.  As you may know, a great deal of effort and expense is invested in a product launch and we greatly appreciate your assistance in meeting this time frame.

In connection with the foregoing we acknowledge that: (i) Integrity and National Integrity are responsible for the adequacy and accuracy of the disclosure in each of its registration statements; (ii) the comments of the Commission’s staff, or changes to disclosures in the registration statements in response to the comments of the Commission’s staff, does not foreclose the Commission from taking any action with respect to the registration statements; and (iii) neither Integrity nor National Integrity may assert the comments of the Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions, please do not hesitate to call me at 513-629-1854.

Sincerely,
\s\ Rhonda S. Malone
Associate Counsel — Securities
Western & Southern Financial Group

Copy: Michael Berenson, Esq. via electronic mail

Addendum 1

The insurance company allows two ways for customers to request withdrawals.  In the first method, the customer receives the amount requested, and the withdrawal charges are taken from the account value in addition to the amount requested by the customer.  This is the method used unless the customer requests otherwise, i.e. the default method.  In the second method, the account value is reduced by the amount of the requested withdrawal and withdrawal charges are netted from the amount requested, meaning the customer will receive less than he or she requested.

Withdrawals are attributed to amounts in the following order:

1.               Any Free Withdrawal Amount (except in the case of a surrender)

2.               Premiums which are no longer subject to a withdrawal charge and have not yet been withdrawn

3.               Premiums subject to a withdrawal charge that have not yet been withdrawn

4.               Any gain, interest or other amount that is not considered a premium

Example

Assume:
Premium:	$10,000
Account Value before Withdrawal:	$12,000
Requested Withdrawal:	$3,200
Withdrawal Charge % Applicable to All Premium:	6%

The Free Withdrawal Amount is calculated as: $12,000 x 10% = $1,200.  After applying the withdrawal first to the Free Withdrawal Amount, this leaves $2,000 ($3,200 - $1,200) of the withdrawal still to be attributed.

There are no premiums that are no longer subject to a withdrawal charge, so the withdrawal is next applied to the premium subject to a withdrawal charge.  The customer will receive $3,200; however, the account value will also be reduced by the withdrawal charge applicable to the $2,000.  The withdrawal charge is calculated as:

$2,000 x 6% / (1 – 6%) = $127.66.

The total account value withdrawn in this example is $3,200 + $127.66 = $3,327.66.

The amount of premium still subject to a withdrawal charge is:

$10,000 - $2,000 - $127.66 = $7,872.34.

Note, the withdrawal charge does not just apply to the premium withdrawn ($2,000 x 6%).  It also applies to the withdrawal charge itself (the (1- 6%) factor in the formula).  This ensures that Customer A, who requests to receive $3,200 and have the withdrawal charge taken from the Account Value in addition to the amount received (the default method) will pay the same withdrawal charge as Customer B, who requests to have $3,327.66 withdrawn from the account value and to receive a check for the amount less the withdrawal charge.

To demonstrate the equivalence, for Customer B in the paragraph above, the withdrawal charge is calculated by first applying the Free Withdrawal Amount of $1,200.  That leaves $2,127.66 of the withdrawal still to be attributed.  There are no premiums that are no longer subject to a withdrawal charge, so the withdrawal is next applied to the premium subject to a withdrawal charge.  The account value will be reduced by $2,127.66; however, the customer will receive that amount reduced by the withdrawal charge.  The withdrawal charge for this method is calculated as:

$2,127.66 x 6% = $127.66.

The amount of premium still subject to a withdrawal charge is $10,000 - $2,127.66 = $7,872.34.  The withdrawal charge, the amount of account value withdrawn and the amount of premium still subject to a withdrawal charge are all the same as the default method.

Addendum 2

For the purpose of determining the withdrawal charge, withdrawals are attributed to amounts in the following order:

1.               Any Free Withdrawal Amount (except in the case of a surrender)

2.               Premiums which are no longer subject to a withdrawal charge and have not yet been withdrawn

3.               Premiums subject to a withdrawal charge that have not yet been withdrawn

4.               Any gain, interest or other amount that is not considered a premium

As illustrated in the example in Addendum 1, the part of the withdrawal attributed to the Free Withdrawal Amount does not reduce the amount of premium still subject to a withdrawal charge.  This ensures that a person who surrenders the contract pays the same withdrawal charge as a person who requests his or her Free Withdrawal Amount and then later that day surrenders the Contract.

Assume:
Premium:	$10,000
Account Value before Withdrawal:	$12,000
Withdrawal Charge % Applicable to All Premium:	6%

Case 1: Surrender

For a surrender, the withdrawal charge is calculated as $10,000 x 6% = $600.  The customer receives $12,000 - $600 = $11,400.

Case 2: Free Withdrawal then Surrender

If a customer first takes the Free Withdrawal Amount and subsequently surrenders the contract, the processing would be as follows.

First, the Free Withdrawal Amount is calculated as $12,000 x 10% = $1,200.  After this withdrawal, the remaining account value is $10,800.  Also, since this withdrawal was entirely attributable to the Free Withdrawal Amount, the amount of premium subject to a withdrawal charge is not reduced; it remains at $10,000.

When the customer subsequently surrenders, the withdrawal charge is calculated as $10,000 x 6% = $600. The customer receives $10,800 - $600 = $10,200 upon surrender.  The total amount the customer receives is thus $10,200 + $1,200 = $11,400.  This is the same as when the customer surrenders the Contract without first taking the free withdrawal.

Addendum 3

Assume:
GLWB Rider is in effect
Premium:	$40,000
Account Value before Withdrawal:	$18,000
Withdrawal Charge % Applicable to Premium:	4%
Lifetime Payment Amount (LPA):	$2,000

Case 1: Customer requests withdrawal of $2,000 (LPA)

The Free Withdrawal Amount is calculated as $18,000 x 10% = $1,800.  The $2,000 requested withdrawal is greater than the remaining Free Withdrawal Amount; however, as the requested withdrawal does not exceed the LPA, no withdrawal charge will apply.

Case 2: Customer requests withdrawal of $2,500

The Free Withdrawal Amount is $1,800.  Since the requested withdrawal exceeds the LPA, withdrawal charges will apply.  Note that when the GLWB is active, all withdrawals will be processed under the second method as described in the first paragraph of Addendum 1, that is, the account value will be reduced by the amount of requested withdrawal; however, the amount the customer receives will be net of any withdrawal charge (described in the last point of “Other Important Facts about Withdrawals”).

After applying the withdrawal first to the Free Withdrawal Amount, this leaves $700 ($2,500 - $1,800) of the withdrawal still to be attributed.

There are no premiums that are no longer subject to a withdrawal charge, so the withdrawal is next applied to the premium subject to a withdrawal charge.  The account value will be reduced by $700; however, the customer will receive the amount requested, reduced by the withdrawal charge of $42 ($700 x 6%).